[Letterhead of Thompson Hine LLP]

November 4, 2016

By EDGAR and Electronic Mail

United States Securities and Exchange Commission
Division of Corporation Finance
Office of Mergers and Acquisitions
100 F Street, N.E.
Washington, D.C. 20549

Attention:	Jennifer López Attorney Advisor

RE:	ARI Network Services, Inc. (“ARI”) Definitive Additional Soliciting Materials pursuant to Rule 14a-12

Filed by Park City Capital, LLC, et al.

Filed October 25, 2016

File No. 001-19608

Dear Ms. López,

On behalf of Park City Capital, LLC (“Park City”), Park City Capital Offshore Master, Ltd., John M. Mueller and Michael J. Fox, we are responding to your letter dated October 27, 2016 in connection with the definitive additional proxy soliciting materials pursuant to Rule 14a-12 filed by Park City Capital, LLC, et al on October 25, 2016 (the “Proxy Soliciting Materials”). We have reviewed the comments of the Staff of the Securities and Exchange Commission (the “Commission”) and respond below. For your convenience, the comments are restated below in bold, with responses following.

General

1.	Please avoid issuing statements in your proxy materials that directly or indirectly impugn the character, integrity or personal reputation or make charges of illegal, improper or immoral conduct without factual foundation. Please disclose the factual foundation for such assertions either in the proxy material, on a supplemental basis or delete the statements. In this regard, note that the factual foundation for such assertions must be reasonable. Please refer to Rule 14a-9. For example, provide support for the following statements and assertions:

•	“. . . ARI has not been genuine in its discussions or efforts . . .”

•	The implied suggestion that unlike the current board, Park City Capital’s nominees “will seek to ensure that the ARI board fairly and properly considers all potential strategic alternatives for the benefit of shareholders.”

Response: Park City stated in the noted press release that “[a]fter almost two years of discussions, Park City Capital believes that ARI has not been genuine in its discussions or efforts regarding the engagement of a financial advisor or the commencement of a sales process.”

Park City first wrote to the CEO of ARI on December 9, 2014 outlining Park City’s analysis regarding the potential sale of ARI. Park City filed a copy of this letter on its Schedule 13D filed with the Commission on December 10, 2014.

Park City delivered a second letter to the CEO of ARI on September 14, 2015 outlining in greater detail Park City’s beliefs regarding the potential value that could be obtained from a sale of ARI. Park City filed a copy of this letter on its Schedule 13D filed with the Commission on September 15, 2015.

Michael J. Fox, the CEO of Park City, engaged in discussions with the CEO and the Chairman of ARI over the almost two-year period that followed Park City’s initial letter on December 9, 2014. These discussions included the following topics: (1) the potential engagement by ARI of a qualified financial advisor to provide the ARI board with advice regarding the sale of the company; (2) the ARI board commencing a process to review and consider selling the company; (3) ARI engaging in discussions with private equity firms regarding a potential sale of the company; and (4) potential board representation for Mr. Fox or another designee of Park City.

Since the date these discussions began, ARI has not announced or publicly disclosed the engagement of a financial advisor, has not made any announcement or public disclosure of any sale process, has not announced or publicly disclosed that the company has reached an agreement to sell the company, and has not added Mr. Fox or any other designee of Park City to the ARI board.

Mr. Fox provided introductions to ARI of three private equity firms for the purpose of discussing the potential acquisition of ARI. ARI indicated that it would arrange meetings or calls with each of the three private equity firms. Representatives of ARI had a meeting or call with each of the three private equity firms. After such meetings/calls, at least two of the private equity firms indicated a desire to continue discussions with ARI. However, ARI did not take any further meetings or calls with these parties, despite the continued interest of the private equity parties. ARI did not indicate to Mr. Fox any reason why these discussions could not continue or any reason why ARI could not tell Mr. Fox why these discussions could not continue. During the same time period, representatives of ARI continued to tell Mr. Fox that ARI would consider incoming inquiries and offers regarding an acquisition of ARI. However, ARI did not consider such incoming inquiries.

Mr. Fox provided introductions to ARI of financial advisors. Representatives of ARI also told Mr. Fox at various times that the ARI board had considered or was in the process of considering engaging other financial advisors. However, Park City has been told by representatives of ARI that it has not engaged a financial advisor to assist the ARI board in considering the potential sale of the company.

Mr. Fox provided his resume to ARI for consideration for potential addition to the ARI board. Despite only receiving positive feedback from ARI regarding his candidacy (the Chairman wrote “You have many accomplishments, and far more ahead of you.”), ARI never commenced a process to consider adding Mr. Fox or another Park City designee to the ARI board. ARI has not provided a reason to Mr. Fox why a Park City designee will not be added to the ARI board.

Throughout the ongoing discussions between Park City and ARI, ARI provided assurances to Park City regarding an eventual sale process. “We think it will be the right time in a year.” “We are not that far apart on this.” “We would sell at the same price as you.” “We don’t want to start a formal process but we will consider incoming inquiries and offers.” “We would be delighted to meet/speak with you again.” ARI’s actions during this time period appear aimed at placating Park City and buying time to delay Park City from raising its concerns directly with shareholders.

On September 23, 2016, Mr. Fox reached out to ARI’s Chairman to discuss where ARI stood regarding hiring a financial advisor, engaging in a sale process, or considering adding Mr. Fox or another Park City designee to the board. Mr. Fox and the Chairman then spoke on September 28, 2016. Mr. Fox stated that Park City would be submitting formal notice to nominate two directors to ARI’s six-member staggered board by the deadline of October 7, 2016 under ARI’s by-laws in order to preserve its rights, but that Park City remained open to engaging in amicable and productive discussions with ARI regarding a potential sale process and potential board representation. The Chairman said that he would call Mr. Fox back before October 7 to discuss these matters further, but he did not.

The above are examples of instances in which Park City believes that ARI has not been “genuine” in its discussions with Park City or in the consideration of engaging a financial advisor, having discussions with private equity firms, or considering adding Mr. Fox or another Park City designee to the ARI board.

Park City does not believe that its statement that its nominees “will seek to ensure that the ARI board fairly and properly considers all potential strategic alternatives for the benefit of shareholders” is an implied suggestion that any ARI board member has not fulfilled his duties. Park City believes it is important to inform shareholders that its nominees will seek to ensure that the ARI board undertakes all efforts to appropriately consider a sale of the company. This is the purpose of Park City’s proxy campaign. Nevertheless, Park City believes that the above facts and its letters to ARI, which were filed with the Commission as noted above, demonstrate that the ARI board has not fairly and properly considered the potential sale of the company. Park City looks forward to ARI’s explanation regarding how its board has fairly and properly considered a sale of the company if, among other things, the board never engaged a financial advisor experienced in sale transactions to advise the board.

2.	Each statement or assertion of opinion or belief must be clearly characterized as such, and a reasonable factual basis must exist for each such opinion or belief. Support for opinions or beliefs should be self-evident, disclosed in the soliciting materials or provided to the staff on a supplemental basis. In this regard, we note your statement that “. . . ARI’s shares are significantly undervalued.” Please provide the support described above for your disclosure.

Response: Park City’s analysis supporting its opinion that the shares of ARI are significantly undervalued is set forth in its letter delivered to ARI on September 14, 2015, which letter has been filed as an exhibit to Park City’s Schedule 13D filed with the Commission on September 15, 2015 and is available on the Commission’s website at the following link: https://www.sec.gov/Archives/edgar/data/879796/000114420415054928/v420275_ex99-1.htm. This analysis was prepared by Michael J. Fox of Park City, who is an experienced equity analyst, as demonstrated in his abbreviated biography set forth in the noted press release.

If you have any questions, please contact me at (216) 566-5527 or Derek.Bork@ThompsonHine.com.

Respectfully,

/s/ Derek D. Bork
Derek D. Bork